SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 2, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) made a notification on April 2, 2009 to the Hong Kong Stock Exchange at http://www.hkexnews.hk/listedco/listconews/sehk/20090402/LTN20090402980.pdf with respect to (i) proposed change of scope of business of the Company, (ii) proposed amendment to the Articles of Association of the Company, and (iii) the Company’s receipt of a letter of undertaking issued by China Southern Air Holding Company recently,  in relation to the Financial Service Agreement dated November 15, 2007 by and between the Company and China Southern Airlines Group Finance Company Limited.  An English version of the notification is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 2, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

PROPOSED CHANGE OF SCOPE OF BUSINESS AND PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND OVERSEAS REGULATORY ANNOUNCEMENT

All members of the board ("Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

PROPOSED CHANGE OF SCOPE OF BUSINESS AND PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To meet the needs of business development, the Board proposed to expand the scope of business of the Company to include the "insurance agency services" and the articles of association of the Company (the "Articles of Association") will be required to be amended to reflect such change of the scope of business. Pursuant to the relevant requirements of the listing rules of the Stock Exchanges where the Company are listed and the Articles of Association, the abovementioned matters shall be submitted to the forthcoming general meeting of the Company for consideration and approval by the shareholders of the Company (the "Shareholders").

The proposed amendment to the Articles of Association consequential to the change of the scope of business of the Company is subject to the approval of the Shareholders at the forthcoming general meeting of the Company and will become effective after registration with the relevant government authorities in the PRC.

A circular containing, inter alias, details of the proposed change of scope of business and proposed amendments to the Articles of Association will be despatched to the Shareholders as soon as possible.

MATTERS IN RELATION TO LETTER OF UNDERTAKING ISSUED BY CHINA SOUTHERN AIR HOLDING COMPANY ("CSAHC")

The Company received a letter of undertaking issued by CSAHC recently in relation to the Financial Service Agreement entered into between the Company and China Southern Airlines

Group Finance Company Limited on 15 November 2007. The full text of which is set out below for information purpose only:

"CHINA SOUTHERN AIRLINES COMPANY LIMITED:

In respect of the deposits and loans incurred between your Company and China Southern Airlines Group Finance Company Limited (hereinafter referred to as "SA Finance"), a subsidiary of China Southern Air Holding Company (hereinafter referred to as the "Group"), the Group hereby undertakes as follows:

1. SA Finance is a duly incorporated enterprise group finance company pursuant to the "Administrative Measures for Enterprise Groups Finance Companies" and the other relevant rules and regulations, whose principal business is to provide finance management services for the members of the Group, and the relevant capital flows within the Group.

2. The operations of SA Finance are in compliance with the requirements of the relevant rules and regulations and it is running very well, therefore your deposits and loans with SA Finance are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant rules and regulations.

3. The issue of loan facility between your Company and SA Finance can be independently dealt with by your Company in accordance with the relevant rules and regulations and the Articles of Association, and the Group will not intervene the relevant policy of your Company;

4. As your Company is independent from the Group in respect of your assets, businesses, personnel, finance and organizations, the Group will continue to fully respect your rights to determine your own operations, and will not intervene your daily business operations.

This announcement is also published pursuant to rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Air Holding Company
31 March 2009"

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
2 April 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang